Exhibit 99.3

METAL STORM LIMITED ACN 064 270 006
ASX: MST OTC: MTSXY
Colt evaluates Metal Storm MAUL™ for
Manufacturing Arrangement
Brisbane, Australia — Monday, 30 May 2011: Metal Storm Limited.
Metal Storm Limited announced today that Colt Defense LLC is working with it to evaluate the possible manufacture of Metal Storm’s MAUL™ accessory shotgun system by Colt, the world renowned firearms manufacturer, as a key component of a potential relationship between the two companies.
Colt Defense LLC, together with its Colt Canada Corporation subsidiary, is one of the world’s leading designers, developers and manufacturers of small arms weapons systems for individual soldiers and law enforcement personnel. Colt’s portfolio of products and services meets evolving military and law enforcement requirements around the world. Colt has supplied small arms weapons systems to the United States Government and other governments throughout the world for more than 160 years.
The Metal Storm MAUL™ is a small multi-shot 12 gauge launcher that weighs less than 800 grams (1.8 lbs). It was developed by Metal Storm as a non-lethal accessory to Colt’s venerable M4 Carbine or as a standalone weapon when fitted to a shoulder stock.
Colt and Metal Storm are working together to evaluate manufacturing options for the MAUL™ and related products.
Metal Storm CEO Dr Lee Finniear welcomed the relationship with Colt Defense.
“Colt is renowned for its innovation, history and extraordinary quality of manufacture”, he said. “We are very pleased to be working with the Colt team in this venture”.
Metal Storm Inc President Mr Peter Faulkner said “Colt’s expertise in firearms is second to none, and its recent plant modernization program makes it ideally suited to the manufacture of an advanced weapon like the MAUL™. A partnership with Colt would advance our time to market and allow us to reach out to Colt’s installed base of customers worldwide.”
ENDS

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear - Chief Executive Officer, Metal Storm Limited - Ph: +61 7 3147 8600
Mr Peter Faulkner – President, Metal Storm Inc. – Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.